Exhibit 99.1
Qiao Xing Universal Chairman Resumes the Share Purchase Plan
     HUIZHOU, Guangdong, China, June 9 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer, has resumed the share purchase plan pursuant to which he planned to purchase up to an aggregate of US$10 million of the outstanding shares of the Company.
     The share purchase plan, originally disclosed on September 29, 2008, had been put on hold primarily due to increased market uncertainties resulting from the global financial crisis. As the global financial conditions stabilize and the Company makes major progress in its strategic move into the resources industry, Mr. Wu had decided to resume his share purchase plan in April 2010. So far, Mr. Wu has purchased about 500,000 shares of XING common stock from the open market pursuant to this plan.
     Under the resumed program, Mr. Wu planned to purchase up to $10 million of the Company’s outstanding shares, from time to time over the next 12 months. These purchases will be subject to market conditions, share price, applicable legal requirements and other factors. The share purchase will be made in the open market or through privately negotiated transactions or in block trades. This plan does not obligate Mr. Wu to acquire any particular number of shares and may be suspended or discontinued at any time at his discretion.
     Mr. Wu has agreed to voluntarily disclose the implementation of this stock purchase plan in duly course, in addition to any other compulsory reporting requirement.
     “The decision to resume the share repurchase program demonstrates my confidence in the long-term value of our company, and our continued commitment to create shareholder value while maintaining our flexibility to execute our resources driven growth strategies,” commented Mr. Wu.
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 9, 2010.
     For more information, please contact:
Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Tel: +86-752-282-0268
CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.